FIDELITY BROKERAGE SERVICES LLC
(SEC I.D. No. 8-23292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as
a PUBLIC DOCUMENT



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Fidelity Brokerage Services LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2024

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000; F: (813) 286 6000, www.pwc.com/us

FIDELITY BROKERAGE SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
(Dollars in thousands)

ASSETS

Securities owned—at fair value	$	2,570,886
Fees receivable		218,710
Receivable from affiliate		95,981
Furniture, office equipment, leasehold improvements and software, net		300,074
Right-of-use lease assets		429,360
Other assets		134,932
Asset related to crypto-asset safeguarding obligation		844,208
Total Assets	$	4,594,151

LIABILITIES

Payable to Ultimate Parent	$	648,621
Lease obligations		467,417
Accrued expenses and other liabilities		524,607
Crypto-asset safeguarding obligation		844,208
Total Liabilities		2,484,853

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY

Member's equity		2,109,298
Total Liabilities and Member's Equity	$	4,594,151

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

Fidelity Brokerage Services LLC (the "Company"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide securities brokerage services to customers that affect transactions across a wide array of financial instruments.

The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned in the statement of financial condition.

Fees Receivable

Fees receivable consists of amounts due from non-affiliated mutual fund companies for services provided. The Company monitors the receivable for credit losses through a combination of review of historical losses and an aging of receivable balances and adjusts the receivable to its net realizable value. As these fees are due from mutual fund companies and financial institutions and are typically collected in accordance with contractual terms, credit loss exposure is limited.

2. Summary of Significant Accounting Policies, continued:

Furniture, Office Equipment, Leasehold Improvements and Software

Furniture, office equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives as follows: furniture and office equipment, three to five years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. The Company reviews furniture, office equipment and leasehold improvements for impairment whenever events or circumstances indicate their carrying value may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying value exceeds the sum of the expected future undiscounted cash flows. When the carrying amount of a long-lived asset is not recoverable the asset is reduced to its fair value.

Software includes certain costs incurred for purchasing software and is amortized over estimated useful lives, generally three years. Software is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is reduced to its fair value.

Leases

Operating leases are included in right-of-use ("ROU") assets and operating lease liabilities in lease obligations in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease obligations represent the Company's obligation to make lease payments arising from the lease. ROU assets are recognized at the commencement date based on the present value of lease payments over the lease term. When it can be readily determined, the Company uses the rate implicit in the lease to determine the present value of lease payments, otherwise the Company uses the incremental borrowing rate based on information available at the commencement date. The ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company elected the short-term lease exception for leases with an initial term of 12 months or less. Consequently, such leases are not recorded in the statement of financial condition.

Other Assets

Other assets primarily consist of prepaid registration fees, prepaid rent, and other receivables.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of FMR or its Parent. The Company is not allocated income taxes by FMR or its Parent.

(Dollars in thousands)

2. Summary of Significant Accounting Policies, continued:

Recently Adopted Accounting Pronouncements

Crypto-asset Safeguarding Obligation and Corresponding Safeguarding Assets

In March 2022, the SEC published Staff Accounting Bulletin No. 121 ("SAB 121"), which provides interpretive accounting and disclosure guidance to entities that are deemed to have obligations to safeguard crypto-assets for customers. SAB 121 requires a reporting entity to recognize a liability on its balance sheet representing an obligation to safeguard platform users' crypto-assets along with a corresponding safeguarding asset. Both the asset and liability must initially, and subsequently at each reporting period, be measured at the fair value of users' crypto-assets. The Company provides a platform that allows its customers to access their crypto-asset account provided by Fidelity Digital Asset Services, LLC ("FDAS"), an affiliated limited liability trust company. FDAS provides users digital asset exchange and custody services, manages cryptographic key information, record keeps and secures customers' digital assets and contracts with third-party liquidity providers to facilitate settlement of customer trades. Although the Company does not offer cryptocurrencies or provide trading or custody services for such assets, nor does the Company have any legal title or claim to those user crypto-assets, the Company is deemed to be in scope of SAB 121. As a result of the adoption of SAB 121, the Company recognized a safeguarding liability and corresponding safeguarding asset on the statement of financial condition within the crypto-asset safeguarding obligation and asset related to crypto-asset safeguarding obligation lines, respectively. As of December 31, 2023, the safeguarding liability and corresponding safeguarding asset was $844,208, consisting of $718,218 of Bitcoin and $125,990 of Ethereum which were custodied by FDAS. See Note 7 for disclosures about fair value of financial assets and liabilities.

3. Securities Owned:

Securities owned—at fair value in the statement of financial condition at December 31, 2023 consists of an investment of $2,570,886 in a money market fund managed by an affiliate.

4. Furniture, Office Equipment, Leasehold Improvements and Software:

Furniture, office equipment, leasehold improvements and software consists of the following at December 31, 2023:

Leasehold improvements	$	665,239
Furniture and office equipment		108,477
Software		5,861
		779,577
Less: Accumulated depreciation and amortization		(479,503)
	$	300,074

(Dollars in thousands)

4. Furniture, Office Equipment, Leasehold Improvements and Software, continued:

The company retired $160,308 of fully depreciated furniture, office equipment, leasehold improvements and software and associated accumulated depreciation and amortization for the year ended December 31, 2023, respectively.

5. Leases:

The Company leases office space and retail investor centers under non-cancelable operating leases that expire over various terms. Certain lease agreements contain renewal options and operating expense escalation clauses. ROU assets of $429,360 and lease liabilities of $467,417 are recorded in the statement of financial condition at December 31, 2023. For the year ended December 31, 2023, the Company did not have any financing leases.

Supplemental information related to leases for the year ended December 31, 2023 consists of the following:

Weighted average remaining lease term:	6.46 years
Weighted average discount rate:	3.97%

Maturities of lease liabilities were as follows:

2024	$	95,419
2025		92,430
2026		81,870
2027		68,094
2028		61,312
Thereafter		134,786
Total lease payments		533,911
Less: imputed interest		(66,494)
Total	$	467,417

6. Commitments and Contingencies:

The Company has been named as a defendant in several legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. The resolution of such actions is not expected to materially impact the Company's statement of financial condition.

7. Disclosure About Fair Value of Financial Assets and Liabilities:

<u>Valuation Hierarchy</u>

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

• Level 1 assets primarily include investments in Fidelity sponsored money market funds.

• The Company did not have any Level 1 financial liabilities at December 31, 2023.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

• The Company valued Level 2 assets and liabilities using quoted market prices that the Company has identified as the principal market for the underlying crypto assets.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

• The Company did not have any Level 3 financial assets or liabilities at December 31, 2023.

<u>Valuation Processes and Techniques</u>

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset.

(Dollars in thousands)

7. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 2,570,886	$ -	$ -	$ 2,570,886
Asset related to crypto-asset safeguarding obligation	-	844,208	-	844,208
Total Assets	$ 2,570,886	$ 844,208	$ -	$ 3,415,094
Liabilities:				
Crypto-asset safeguarding obligation	$ -	$ 844,208	$ -	$ 844,208
Total Liabilities	$ -	$ 844,208	$ -	$ 844,208

During the year ended December 31, 2023, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include fees receivable, receivable from affiliate and payable to Ultimate Parent which are classified as Level 2 within the fair value hierarchy.

8. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2023, the Company had net capital of $561,184 which exceeded its minimum requirement by $560,934.

Proprietary accounts held at NFS ("PAB assets") are considered allowable assets in the net capital computation pursuant to a PAB agreement between the Company and NFS which requires, among other requirements, that NFS perform a computation for PAB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

9. Transactions with Affiliated Companies:

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS charges the Company for services which include the execution, clearance and settlement of introduced customer securities transactions. The clearing agreement with NFS is reviewed on a periodic basis and is subject to change upon approval from both parties.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly pursuant to the clearing agreement. The receivable from NFS, which is presented as receivable from affiliate in the statement of financial condition, was $95,981 at December 31, 2023. The payable to FMR of $648,621 at December 31, 2023 is presented as payable to Ultimate Parent in the statement of financial condition.

The Company participates in FMR's defined contribution Retirement Savings Plan (the "Plan") covering eligible employees. FMR contributes annually to the Plan in amounts that are generally at the discretion of FMR and based on a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan ("RHRP"), a defined benefit health reimbursement arrangement covering eligible employees, and has established the Fidelity Welfare Benefit Plans VEBA Trust (the "Trust") to provide a funding vehicle for certain benefits related to FMR's benefit plans, including the RHRP. In 2023, FMR accrued a benefit to participants under the RHRP based on awards to employees that are subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of FMR. Participant contributions are not required.

The Company participates in various share-based compensatory plans sponsored by FMR. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with compensation based on participation in changes in FMR's Net Asset Value per share (as defined) over their respective terms. All plans are settled in cash or senior notes at the end of their defined term or when plan participants are no longer employees.

10.   Concentration of Credit Risk:

The Company has exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

11.   Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 15, 2024 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2023.